Exhibit (11) - Statement re: Computation of Net Income Per Common Share

COMPUTATION OF NET INCOME PER COMMON SHARE
Comerica Incorporated and Subsidiaries

(in millions, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

Basic:
Net income applicable to common stock	$170	$157	$346	$371

Average common shares outstanding	175	176	175	176

Basic net income per common share	$0.98	$0.89	$1.98	$2.11

Diluted:
Net income applicable to common stock	$170	$157	$346	$371

Average common shares outstanding	175	176	175	176
Common stock equivalent:
Net effect of the assumed exercise of stock options	1	2	1	2

Diluted average common shares	176	178	176	178

Diluted net income per common share	$0.97	$0.88	$1.97	$2.08

     Options to purchase an average 9.2 million and 6.2 million shares of common stock at exercise prices ranging from $44.91 - $71.58 and $63.20 - $71.58 were outstanding during the three months ended June 30, 2003 and 2002, respectively, and options to purchase an average 9.3 million and 5.0 million shares of common stock at exercise prices ranging from $43.63 - $71.58 and $61.25 - $71.58 were outstanding during the six months ended June 30, 2003 and 2002, respectively, but were not included in the computation of diluted net income per common share because the options’ exercise prices were greater than the average market price of common shares for the period.